SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated March 30, 2005


                           Commission File No. 1-14838

                             ______________________
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                             ______________________

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: Press release dated March 28, 2005, announcing the French Autorite des Marches Financiers findings of alleged rule infringements.

[RHODIA LOGO]                                                      PRESS RELEASE

      RHODIA STATEMENT REGARDING AMF FINDINGS OF ALLEGED RULE INFRINGEMENTS

Paris, March 28, 2005 - The Autorite des Marches Financiers notified Rhodia the evening of Friday, March 25 of the findings by the specialized commission of the AMF College of alleged rule infringements by the company following an investigation, opened in 2003. The investigation concerns Rhodia financial disclosures starting from December 31, 2000. There are three alleged rule infringements being brought against the company.

1. Valuation of the company ChiRex in 2003: Rhodia would have not disclosed "in a sufficiently precise and sincere manner" the evolution of its ChiRex subsidiary's turnover and outlook during 2003, making it difficult for the market to evaluate the risk of value loss and the consequences on the financial situation of the Group. In any case, the information that would have been held by the company should have resulted in a depreciation of ChiRex's goodwill as early as the first half 2003, whereas it was only depreciated in the 2003 fiscal year financial statements (information disclosed December 23, 2003).

2. Valuation of deferred taxes assets: the deterioration of the company's business should have led Rhodia to depreciate in the 2002 fiscal year financial statements and "a fortiori in [those] of June 30, 2003", deferred taxes assets (which represent savings resulting from future taxes that the company could benefit from if it were to return to generating positive net income). However, this depreciation was not done until the 2003 fiscal year financial statements (information disclosed December 23, 2003).

3. Financial disclosures on the debt, liquidity (financial headroom) and the environment: during the period covered by the investigation until the presentation of earnings for the 2003 fiscal year, Rhodia would not have communicated "correctly and regularly on all the components of its debt, particularly off balance sheets items that were significant", on the level of its liquidity (financial headroom) and on "the coverage of its environmental risks".

The notice of findings of alleged rule infringements indicates the beginning of a proceeding during which Rhodia will present its arguments to the AMF. It is at the end of this period of several months that the "Commission des Sanctions" will decide to pronounce, or not, penalties against the company on the grounds of the alleged rule infringements.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Lucia Dumas                                 +33 1 55 38 45 48
Anne-Laurence de Villepin                   +33 1 55 38 40 25

Investor Relations
Nicolas Nerot                               +33 1 55 38 43 08

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: March 30, 2005                        RHODIA

                                            By:    /s/ BRUNO MOUCLIER
                                                   --------------------------
                                            Name:  Bruno Mouclier
                                            Title: Chief Financial Officer